SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2004

Commission file number:  0-1424

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

ADC Telecommunications, Inc.

Retirement Savings Plan

B.                                     Name of issuer of securities held pursuant to the plan and the address of its principal executive offices:

ADC Telecommunications, Inc.

Minnesota	41-0743912
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

13625 Technology Drive Eden Prairie, Minnesota	55344
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number, including area code: (952) 938-8080

FINANCIAL STATEMENTS AND SCHEDULE

ADC Retirement Savings Plan

Years Ended December 31, 2004 and 2003

ADC Retirement Savings Plan

Financial Statements and Schedule

Years Ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants

ADC Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the ADC Retirement Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
June 23, 2005

ADC Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Cash	$80,714	$—
Investments, at fair value	265,245,304	253,336,771
Contributions receivable	352,174	—
	265,678,192	253,336,771
Liabilities
Overdraft payable	—	8,938
Net assets available for benefits	$265,678,192	$253,327,833

See accompanying notes.

ADC Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2004	2003

Net assets available for benefits, beginning of year	$253,327,833	$217,309,268
Increases (decreases) during the year:
Employee contributions	11,485,683	12,450,819
Employee rollover contributions	7,479,820	632,412
Total employee contributions	18,965,503	13,083,231

Employer contributions	4,531,531	6,464,105
Investment income	4,610,633	2,122,384
Net realized/unrealized appreciation in fair value of investments	12,315,434	53,466,266
Benefit distributions to participants	(28,072,742)	(39,117,421)
Net increase during the year	12,350,359	36,018,565
Net assets available for benefits, end of year	$265,678,192	$253,327,833

See accompanying notes.

ADC Retirement Savings Plan

Notes to Financial Statements

December 31, 2004

1. Plan Description

General

The ADC Retirement Savings Plan (the Plan) is a defined contribution plan covering substantially all domestic salaried employees of ADC Telecommunications, Inc. (ADC or the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following is not a comprehensive description of the Plan and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the plan document for more complete information.

Plan Operations

American Express Trust Company (the Trustee) is the trustee and record-keeper of the Plan. ADC Telecommunications, Inc. is the plan sponsor. The Trustee is responsible for holding investment assets of the Plan, executing investment transactions, and making disbursements to participants. All audit, legal, and plan administrative-related expenses are paid by the Company except for investment management fees, which are netted against investment income. During 2004 and 2003, the Company paid $161,023 and $136,600, respectively, in expenses related to the Plan.

Eligibility

Employees in recognized employment, as defined, may contribute to the Plan immediately. Company contributions commence following one year of service, as defined by the Plan.

Contributions and Vesting

Under the provisions of the Plan, participants classified as highly compensated employees may elect to make contributions from 1% to 15% of their pretax earnings, and participants classified as non-highly-compensated employees may elect to make contributions from 1% to 25% of their pretax earnings. The Company matched 100% of an eligible participant’s contributions up to the first 6% of eligible compensation through the end of March 2003. Effective April 1, 2003, the Company matches 50% of an eligible participant’s contributions up to the first 6% of eligible compensation.

The Company may also make performance match contributions. Amounts credited to the accounts of participants for employer or employee contributions are fully vested.

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings and is charged with an allocation of investment management fees. Allocations are based on participant earnings on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Distributions

Those participants whose employment terminates due to retirement, death, disability, or other reasons are entitled to a lump-sum distribution of a benefit equal to the amount credited to their account.

Participant Loans

A participant may obtain a loan generally up to the lesser of one-half of the participant’s account balance or $50,000. The loan must be repaid with interest at 1% above the prime rate over a maximum of 15 years. Participants repay loans through payroll deductions.

As participant loan repayments are received, they are immediately invested in the investment fund(s) in accordance with that participant’s investment allocation election.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan, subject to the provisions set forth in ERISA. In the event of termination, the participants shall receive 100% of their account balances.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments

Investments are recorded at fair value. Common stock and mutual fund values are determined using quoted market prices. Common/collective funds are valued by the trustee based on the values of the underlying investments. The participant loans are valued at their outstanding balances, which approximate fair value. Changes in the fair value of investments between years are included in net realized/unrealized appreciation in fair value of investments in the accompanying statements of changes in net assets available for benefits. Purchases and sales of securities are recorded on a trade-date basis.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

Upon enrollment in the Plan, a participant may direct employee contributions in any of 13 investment options.

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The fair market value of individual investments that represent 5% or more of the Plan’s net assets as of December 31 is as follows:

	2004	2003

ADC Telecommunications, Inc. common stock	$50,040,949	$55,430,063
Franklin Small/Mid Capital Growth Fund	40,757,583	38,896,241
American Express Trust Stable Capital II Fund	33,847,258	36,891,611
American Century Income and Growth Fund	36,345,105	34,815,363
Dodge and Cox Balanced Fund	32,667,416	28,050,887
MFS Institutional International Equity Fund	24,392,668	20,988,484

During 2004 and 2003, the Plan’s investments, including investments purchased and sold, as well as held during the year, appreciated (depreciated) in fair value as follows:

	Year Ended December 31
	2004	2003
Net realized/unrealized appreciation (depreciation) in fair value of investments:
Mutual funds	$13,929,137	$30,704,247
Common/collective funds	3,339,668	5,904,455
Common stock	(4,953,371)	16,857,564
	$12,315,434	$53,466,266

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 21, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Schedule

ADC Retirement Savings Plan

EIN: 41-0743912

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Description of Investment	Current Value

ADC Telecommunications, Inc. common stock*	$50,040,949
American Express Trust Money Market II*	967,543
Franklin Small/Mid Capital Growth Fund	40,757,583
American Express Trust Stable Capital II Fund*	33,847,258
American Century Income and Growth Fund	36,345,105
Dodge and Cox Balanced Fund	32,667,416
MFS Institutional International Equity Fund	24,392,668
American Express Trust Equity Index Fund I*	11,289,963
Dodge and Cox Income Fund	6,091,305
Robeco Boston Partners Small Cap Value II Instl	7,473,835
BNY Hamilton Small Cap Growth Fund	4,781,537
Vanguard Target Retirement Income Fund	2,182,273
Vanguard Target Retirement 2015 Fund	3,834,378
Vanguard Target Retirement 2035 Fund	6,584,082
Loans to participants, 5.00% to 5.25%	3,989,409
Total investments	$265,245,304

*Party in interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, ADC Telecommunications, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ADC Telecommunications, Inc.
Retirement Savings Plan
(Name of Plan)

By: ADC TELECOMMUNICATIONS, INC.

Date: June 29, 2005	By:	/s/ Gokul V. Hemmady
		Name:	Gokul V. Hemmady
		Title:	Vice President and Chief Financial Officer